UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41598

YS BIOPHARMA CO., LTD.

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road
Daxing Biomedical Industry Park
Daxing District, Beijing, PRC
Tel: 010-89202086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS Biopharma Co., Ltd.

Date: March 27, 2023	By:	/s/ Yi Zhang
	Name:	Yi Zhang
	Title:	Chairman and Director

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	YS Biopharma’s PIKA Recombinant COVID-19 Vaccine Demonstrates Antibody Neutralization Responses Compared to Inactivated COVID-19 Vaccine in Phase II Head-to-Head Clinical Study

2